UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

CareView Communications, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title Class of Securities)

141743104

(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 47th Floor

New York, New York 10019

Attention: Mr. John H. Coghlin

(212) 622-7871

With a Copy to:

Eugene McDermott

Edwards Wildman Palmer LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

--------------------------

CUSIP NO. 141743104	13D	Page 2 of 20

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 3 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		17,739,453
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		17,739,453

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,739,453

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 4 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		17,739,453
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		17,739,453

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,739,453

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 5 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		17,739,453
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		17,739,453

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,739,453

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 6 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		17,739,453
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		17,739,453

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,739,453

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

(14)	TYPE OF REPORTING PERSON
OO-limited company

CUSIP NO. 141743104	13D	Page 7 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		17,739,453
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		17,739,453

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,739,453

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 8 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 9 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 10 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 12 of 20

(1)	NAMES OF REPORTING PERSONS

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 13 of 20

(1)	NAMES OF REPORTING PERSONS

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		15,468,060
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		15,468,060

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,468,060

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 20

(1)	NAMES OF REPORTING PERSONS

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		33,207,513
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		33,207,513

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,207,513

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 20

(1)	NAMES OF REPORTING PERSONS

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	(7)	SOLE VOTING POWER
		0
SHARES

BENEFICIALLY	(8)	SHARED VOTING POWER
		33,207,513
OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
		0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER
		33,207,513

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,207,513

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.3%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 16 of 20

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011 and Amendment No. 2 filed January 3, 2012 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting the purchase by the Funds of an aggregate of $5 million principal amount of senior secured convertible notes issued January 31, 2012 (the “2012 Notes”) on substantially the same terms as the senior secured convertible notes purchased on April 21, 2011, as amended in December 2011 (the “2011 Notes”), other than the issuance and maturity dates of the 2012 Notes and certain other dates calculated with respect thereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Collectively, the Reporting Persons beneficially own an aggregate of

33,207,513 shares of Common Stock, representing (i) 4,000,000 shares of Common Stock that may be acquired upon conversion of the 2012 Notes, (ii) 17,424,654 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid in kind through December 31, 2011), and (iii) 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants. This aggregate amount represents approximately 20.3% of the Issuer’s outstanding common stock, based upon 130,645,741 shares outstanding, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on November 14, 2011, and gives effect to the conversion of all 2011 Notes and 2012 Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 1,863,200 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it, (B) 8,116,404 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31, 2011), and (C) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 2,136,800 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it, (B) 9,308,250 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31, 2011), and (C) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its Warrant;

CUSIP NO. 141743104	13D	Page 17 of 20

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v) By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b) The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c) Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On January 31, 2012, the Issuer and the Funds executed a Second Amendment to Note and Warrant Purchase Agreement, which amended the Purchase Agreement to provide for the sale of additional Notes to the Funds in aggregate principal amount of $5 million. On the same date, the Issuer issued, and the Funds purchased, the 2012 Notes. The 2012 Notes have the same terms as the 2011 Notes, with the exceptions that: (i) the “Issuance Date” of the 2012 Notes is January 31, 2012 instead of April 20, 2011; (ii) the “Maturity Date” of the 2012 Notes is January 31, 2022 instead of April 20, 2021; and (iii) the “First Five Year Note Period” of the 2012 Notes will end on January 31, 2017 instead of April 20, 2016. The interest rates, covenants, events of default, conversion price and other material terms of the 2012 Notes are unchanged from the 2011 Notes, and the 2012 Notes rank pari passu with the 2011 Notes. The 2012 Notes are entitled to the benefits of each of the Registration Rights Agreement, the Pledge and Security Agreement, and the Intellectual Property Security Agreement, each dated April 20, 2011, and are also subject to the Subordination Agreement between the Issuer and Comerica Bank originally executed August 31, 2011.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No. Description

10	Second Amendment to Note and Warrant Purchase Agreement between and among the Issuer, HealthCor Partners Fund, L.P. and HealthCor Hybrid Offshore Master Fund, L.P. (incorporated by reference to Exhibit 10.91 to the Current Report on Form 8-K filed by the Issuer on February 2, 2012).

CUSIP NO. 141743104	13D	Page 18 of 20

11	Senior Secured Convertible Note issued payable to HealthCor Partners Fund, L.P. issued January 31, 2012 (incorporated by reference to Exhibit 10.92 to the Current Report on Form 8-K filed by the Issuer on February 2, 2012).

12	Senior Secured Convertible Note issued payable to HealthCor Hybrid Offshore Master Fund, L.P. issued January 31, 2012 (incorporated by reference to Exhibit 10.93 to the Current Report on Form 8-K filed by the Issuer on February 2, 2012).

CUSIP NO. 141743104	13D	Page 19 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2012

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND,
L.P.

By: HealthCor Group, LLC, its general partner

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR GROUP, LLC

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

CUSIP NO. 141743104	13D	Page 20 of 20

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general
partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By: /s/ John H. Coghlin
-------------------------------------
Name: John H. Coghlin
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap
-----------------------------------

JOSEPH HEALEY, Individually

/s/ Joseph Healey
-----------------------------------

ARTHUR COHEN, Individually

/s/ Arthur Cohen